================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ________________
                            STATE OF THE ART, INC.
                               (NAME OF ISSUER)
                               ________________
                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)
                               ________________
                                   85730710
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ________________
                                  PAUL WALKER
                            CHIEF EXECUTIVE OFFICER
                              THE SAGE GROUP PLC
                                  SAGE HOUSE
                               BENTON PARK ROAD
                              NEWCASTLE UPON TYNE
                                ENGLAND NE7 7LZ
                                (191) 255-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                             KENTON J. KING, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                           TELEPHONE: (415) 984-6400
                           FACSIMILE: (415) 984-2698

                               JANUARY 27, 1998
      (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)
-----------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 85730710                  13D                  PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              Rose Acquisition Corp. (75-2749525)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2          (a) [_]  (b) [_]

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 3    SEC USE ONLY

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      SOURCE OF FUNDS
 4           AF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6           Delaware

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                          SOLE VOTING POWER
                     7          None
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8         15,116,923 See Item 4
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9        None
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10         None

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         15,116,923 See Item 4

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13          60.5%

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      TYPE OF REPORTING PERSON
14          CO

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-----------------------                                  ---------------------
  CUSIP NO. 85730710                  13D                  PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              The Sage Group plc

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2          (a) [_]  (b) [_]

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 3    SEC USE ONLY

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      SOURCE OF FUNDS
 4           BK, WC, OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6           United Kingdom

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                          SOLE VOTING POWER
                     7          None
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8         15,116,923 See Item 4
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9        None
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10         None

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         15,116,923 See Item 4

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13          60.5%

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      TYPE OF REPORTING PERSON
14          CO

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

Item 1.  Security and Issuer.
         -------------------

         This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, no par value (the "Shares"), of State Of The Art, Inc., a California corporation (the "Company"). The address of the Company's principal executive offices is 56 Technology Drive, Irvine, California 92618.

Item 2.  Identity and Background.
         -----------------------

         (a) - (c), (e) This Statement is being filed by The Sage Group plc, a company organized under the laws of England ("Parent"), and Rose Acquisition Corp., a Delaware corporation ("Purchaser"), and a direct and indirect wholly owned subsidiary of Parent. The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Parent and Purchaser" of Purchaser's Offer to Purchase, dated as of February 2, 1998 (the "Offer to Purchase"), is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in
Schedule I of the Offer to Purchase and are incorporated herein by reference.

         (d) - (e) During the past five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Except as set forth below, the information set forth in "Section 10 - Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         The information set forth in the first paragraph of the subsection entitled "The Equity Placing" contained in "Section 10-Source and Amount of Funds" of the Offer to Purchase is replaced in its entirety with the following:

         It is anticipated that approximately (Pounds) 75 million (or approximately $123 million) of the funds necessary to purchase all of the Shares in the Offer, finance the Merger Consideration and pay fees and expenses in connection with the Offer and Merger will be obtained by the allotment and issue of new ordinary shares of the Parent (the "New Ordinary Shares") pursuant to the terms of the Vendor Placing Agreement, dated January 27, 1998 (the "Vendor Placing Agreement"), by and between Parent and J. Henry Schroder & Co. Limited ("Schroders"). New Ordinary Shares will be allotted and issued, credited as fully paid, by Parent to such persons as may be nominated by Schroders under the Vendor Placing Agreement (who will not be shareholders of the Company), and if no such person is nominated by Schroders, then to Schroders itself. Schroders' obligations under the Vendor Placing Agreement are conditioned upon, among other things, the admission to listing on the London Stock Exchange of the New Ordinary Shares and that admission becoming effective not later than 9:00 a.m. on March 27, 1998. Under the terms of the Vendor Placing Agreement, Parent has given certain representations, warranties and undertakings to Schroders customarily given in transactions of this type. All New Ordinary Shares will rank pari passu with all ordinary shares of Parent currently in issue, except that they will not rank for any final dividend in respect of the fiscal year of Parent ended September 30, 1997, declared in respect of such ordinary shares.

         The shareholders of the Company will receive, as a result of these arrangements, the full amount due to them of $22.00 per Share accepted for payment in the Offer, of which approximately $10.34 will represent an amount equal to the proceeds of the sale of the New Ordinary Shares. The shareholders of the Company will not obtain any right under the Offer which any of them may enforce against Schroders or any person nominated by Schroders to accept the allotment and issue of New Ordinary Shares.

Item 4.  Purpose of the Transaction.
         --------------------------

         (a) - (g), (j) The information set forth in the "INTRODUCTION," "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

         (h) - (i), (j) The information set forth in the "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

          Except as set forth in this Item 4, neither Parent nor Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The information set forth in "Section 9 -- Certain Information Concerning Parent and Purchaser" and "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

         (b) The number of Shares of the Company beneficially owned by each of Parent and Purchaser (i) with respect to which there is sole voting power is none, (ii) with respect to which there is shared voting power is 15,116,923,
(iii) with respect to which there is sole dispositive power is none, and (iv) with respect to which there is shared dispositive power is none.

         (c) Except as set forth in Item 4, neither Parent nor Purchaser has effected any transactions in the Shares during the past 60 days.

         (d) - (e)   Inapplicable

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.
        -------------------------------------------------------

        The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Parent and Purchaser," "Section 10 -- Source and Amount of Funds," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Section 12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

        (a)(1)  Offer to Purchase dated February 2, 1998.
        (a)(2)  Letter of Transmittal.
        (a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
        (a)(4)  Letter to Clients.
        (a)(5)  Notice of Guaranteed Delivery.
        (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
        (a)(7)  Press Release issued by Parent, dated January 27, 1998.
        (a)(8)  Press Release issued by the Company, dated January 27, 1998.
        (a)(9)  Form of Summary Advertisement, dated February 2, 1998.
        (a)(10) Fairness Opinion of UBS Securities LLC, dated January 26, 1998.
        (a)(11) Financial Statements of Parent for the fiscal years ended September 30, 1997 and 1996.
        (b)(1) Facilities Agreement, dated January 27, 1998, by and among Parent, Purchaser, the Banks and Financial Institutions named in
                Schedule 1 thereto, and Lloyds Bank plc Capital Markets.
        (b)(2) Placing Agreement, dated January 27, 1998, by and between Parent and J. Henry Schroder & Co.
        (c)(1) Agreement and Plan of Merger, dated January 27, 1998, by and among Parent, the Purchaser and the Company
        (c)(2) Shareholder Agreement, dated January 27, 1998 by and among Parent, the Purchaser, David W. Hanna, George Riviere and Jeffrey E. Gold.
        (c)(3) Option Agreement, dated January 27, 1998, by and among Parent, the Purchaser and the Company.
        (c)(4) Confidentiality Agreement, dated January 14, 1998, by and between Parent and the Company.
        (c)(5) Letter Agreement, dated February 20, 1998, between the Company and each of Parent and Purchaser.
        (c)(6) Letter Agreement, dated February 20, 1998, between David W. Hanna and each of Parent and Purchaser.
        (c)(7) Letter Agreement, dated February 20, 1998, between Jeffrey E. Gold and each of Parent and Purchaser.
        (c)(8) Letter Agreement, dated February 20, 1998, between George Riviere and each of Parent and the Purchaser.

        (c)(9) Letter Agreement, dated February 20, 1998, between David R. Butler and each of Parent and the Purchaser.
        (c)(10) Letter Agreement, dated February 20, 1998, between W. Frank King and each of Parent and the Purchaser.
        (c)(11) Joint Filing Agreement, dated as of February 27, 1998, by and between Parent and Purchaser.
        (d)     None
        (e)     Not applicable.
        (f)     None.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 1998

                            THE SAGE GROUP PLC


                            By:    /s/ PAUL WALKER
                            ---    ---------------
                            Name:  Paul Walker
                            Title: Chief Executive Officer


                            ROSE ACQUISITION CORP.


                            By:    /s/ PAUL WALKER
                            ---    ---------------
                            Name:  Paul Walker
                            Title: Vice President and Secretary

                                 EXHIBIT INDEX
                                 -------------



      Exhibit
      Number  Exhibit
      ------  -------
      (a)(1)  Offer to Purchase dated February 2, 1998.
      (a)(2)  Letter of Transmittal.
      (a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
      (a)(4)  Letter to Clients.
      (a)(5)  Notice of Guaranteed Delivery.
      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
      (a)(7)  Press Release issued by Parent, dated January 27, 1998.
      (a)(8)  Press Release issued by the Company, dated January 27, 1998.
      (a)(9)  Form of Summary Advertisement, dated February 2, 1998.
      (a)(10) Fairness Opinion of UBS Securities LLC, dated January 26, 1998.
      (a)(11) Financial Statements of Parent for the fiscal years ended September 30, 1997 and 1996.
      (b)(1) Facilities Agreement, dated January 27, 1998, by and among Parent, Purchaser, the Banks and Financial Institutions named in Schedule 1 thereto, and Lloyds Bank plc Capital Markets.
      (b)(2) Placing Agreement, dated January 27, 1998, by and between Parent and J. Henry Schroder & Co.
      (c)(1) Agreement and Plan of Merger, dated January 27, 1998, by and among Parent, the Purchaser and the Company
      (c)(2) Shareholder Agreement, dated January 27, 1998 by and among Parent, the Purchaser, David W. Hanna, George Riviere and Jeffrey E. Gold.
      (c)(3) Option Agreement, dated January 27, 1998, by and among Parent, the Purchaser and the Company.
      (c)(4) Confidentiality Agreement, dated January 14, 1998, by and between Parent and the Company.
      (c)(5) Letter Agreement, dated February 20, 1998, between the Company and each of Parent and Purchaser.
      (c)(6) Letter Agreement, dated February 20, 1998, between David W. Hanna and each of Parent and Purchaser.
      (c)(7) Letter Agreement, dated February 20, 1998, between Jeffrey E. Gold and each of Parent and Purchaser.
      (c)(8) Letter Agreement, dated February 20, 1998, between George Riviere and each of Parent and the Purchaser.
      (c)(9) Letter Agreement, dated February 20, 1998, between David R. Butler and each of Parent and the Purchaser.
      (c)(10) Letter Agreement, dated February 20, 1998, between W. Frank King and each of Parent and the Purchaser.
      (c)(11) Joint Filing Agreement, dated as of February 27, 1998, by and between Parent and Purchaser.
      (d)     None
      (e)     Not applicable.
      (f)     None.